EXHIBIT 99.1

PACIFIC THERAPEUTICS LTD. ISSUES STOCK OPTIONS TO DIRECTORS AND OFFICERS

VANCOUVER, BRITISH COLUMBIA- (March 7, 2014) –– Pacific Therapeutics Ltd. (CNSX: PT) (Frankfurt: 1P3) (the “Company”) is a clinical stage specialty pharmaceutical company focused on the repurposing and reformulation of existing FDA approved drugs for large markets.

The Company has issued a total of 525,000 options to purchase common shares to directors and officers under the 2013 stock option plan as approved at the Issuers previous annual general meeting. The options may be exercised at a price of $0.10 per share for a period of 5 years. The issuance of the options is subject to regulatory approval.

ABOUT PACIFIC THERAPEUTICS LTD.

The Company’s lead programs focus on erectile dysfunction and diseases of excessive scarring (fibrosis). The Company’s strategy includes reformulating approved drugs to increase efficacy and patient compliance, while reducing side effects, as well as completing the further clinical testing, manufacturing and other regulatory requirements sufficient to seek marketing authorizations. This strategy may reduce the risk, time and cost of developing therapies by avoiding the risks associated with basic research and using compounds with unknown safety and toxicity profiles.

The Company’s lead drug candidate for fibrosis (progressive scarring of the organ), PTL-202 is a combination of Pentoxifylline and N-Acetyl-Cysteine (NAC) an amino acid and an extremely potent and important antioxidant. The positive results from the phase 1 clinical trial of PTL-202 and excellent pre-clinical results, will lead to further development of the product for treating fibrosis such as Idiopathic Pulmonary Fibrosis and Liver Cirrhosis. Both indications are large market opportunities with estimated markets in excess of $1 billion.

In 2011 the total market for drugs to treat erectile dysfunction (“ED”) exceeded $5 billion. Pacific Therapeutics Ltd. has finalized a definitive agreement to license an oral dissolving technology (“sublingual formulation”) of an approved drug to treat erectile dysfunction (ED).

The Company plans to build on the already significant development of the sublingual treatment for ED with the initiation of a pivotal Bioequivalence trial. The planned trail will enrol 24 individuals and should only take 4 months for completion. With successful results from this trial the Company will begin the application for marketing approval of this novel formulation to treat ED.

For further information visit our website at www.pacifictherapeutics.com  or email us at doug.unwin@pacifictherapeutics.com

Douglas H. Unwin, CEO & President
(604) 738-1049
doug.unwin@pacifictherapeutics.com

FORWARD LOOKING STATEMENTS
Certain statements included in this press release constitute forward-looking information or statements (collectively, “forward-looking statements”), including those identified by the expressions “anticipate”, “believe”, “plan”, “estimate”, “expect”, “intend”, “may”, “should” and similar expressions to the extent they relate to the Company or its management. The forward-looking statements are not historical facts but reflect current expectations regarding future results or events. This press release contains forward looking statements. These forward-looking statements are based on current expectations and various estimates, factors and assumptions and involve known and unknown risks, uncertainties and other factors.

Readers should not place undue reliance on the Company’s forward-looking statements, as the Company’s actual results, performance or achievements may differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements if known or unknown risks, uncertainties or other factors affect the Company’s business, or if the Company’s estimates or assumptions prove inaccurate. Therefore, the Company cannot provide any assurance that such forward-looking statements will materialize. The Company does not undertake to update any forward-looking information, except as, and to the extent required by, applicable securities laws.